June 8, 2005



Mr. Esko Makelainen
Senior Executive Vice President, Finance,
Accounting and Legal Affairs, and Chief Financial Officer
Stora Enso Corporation
9 South Street
London
W1K2XA
United Kingdom

      Re:	Stora Enso Corporation
		Form 20-F for Fiscal Year Ended December 31, 2004
		Filed April 8, 2005
      File No. 1-15112


Dear Mr. Makelainen:

      We have reviewed your filing and have the following comments.
We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.






20-F for the year ended December 31, 2004

Operating and Financial Review and Prospects

Financial Items, page 56

1. We note your disclosure that indicates you terminated your cross-border leasing contracts in the United States. Please tell us the nature, amounts, terms, and authoritative literature used to account for these contracts under both IFRS and U.S. GAAP.

Financial Information

Legal Proceedings and Other Proceedings, page 77

2. We note that a fine of 21.2 million euros was imposed on your affiliate, Mitsubishi HiTech Paper. Please expand your disclosure to include your determination of the estimated loss or range of loss you expect to incur and whether you have recorded a related liability. Similarly, please expand your disclosures to address all matters of litigation using the terms defined in Paragraph 3 of SFAS 5.

3. We note that you recorded a liability in 2003 relating to soil pollution at the Port of Amsterdam. Please expand your disclosure to include the current status of this case and, if applicable, any payments made and additional liabilities incurred in 2004.

Controls and Procedures, page 97

4. We note that you detected an error with respect to the accounting for derivative instruments for U.S. GAAP resulting in a restatement of U.S. GAAP net income in 2002 and 2003. It is unclear from your disclosure whether you believe this error was the result of a material weakness in your internal controls. Further, you state in the second paragraph that you remediated related controls; however, in the third paragraph, your disclosure appears to indicate that you are still in the process of reviewing controls to remedy the situation related to derivative instrument accounting. Please revise your disclosure to include a conclusion as to the significance of the weakness and expand your disclosure to clarify whether or not you believe you have remedied the situation and if so, when you were able to conclude as such. To the extent you do not believe you have completely remedied the situation, provide additional disclosure as to when you expect your internal control issues to be resolved. Financial Statements

Note 1- Accounting Principles

Revenue Recognition, page F-11

5. We note that you record revenue related to services performed under contract. Expand your disclosure to include the nature of the services you perform. Further, please tell us why you believe it is appropriate to account for service related contracts using the percentage of completion method under U.S. GAAP. Please refer to paragraph 13 of AICPA Statement of Position 81-1.

Note 27- Employee and Equity Compensation Benefits, page F-71

6. We note that you have an annul share option program as part of a management compensation structure consisting of synthetic options. Please expand your disclosure to discuss how you are able to hedge your financial exposure relative to these synthetic options without the dilution of your shares. Further, tell us the authoritative literature you are relying upon for your accounting treatment of these options under both IFRS and U.S. GAAP. For U.S. GAAP purposes, it appears you should refer to paragraph 25 of SFAS 123.

Note 31 - Summary of differences between International Report
Standards and Generally Accepted Accounting Principles in the
United
States of America

Provisions for future reforestation costs, page F-86

7. We note that you believe your reforestation obligations do not meet the requirements of liability recognition under SFAS 5. It is unclear whether your obligations represent asset retirement obligations as defined by SFAS 143. Please refer to paragraph C10 of
SFAS 143 for an example of obligations arising from timber leases. Provide us with an understanding of your obligations and the reasons you believe liability recognition is not appropriate.

Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Tracie Towner at (202) 551-3744, Kevin
Stertzel
at
 (202) 551-3723, or Jill Davis, Branch Chief, at (202) 551-3683 if
you have questions regarding comments on the financial statements and related matters.

								Sincerely,



								Jill S. Davis
								Branch Chief
??

??

??

??

Mr. Esko Makelainen
Stora Enso Corporation
June 8, 2005
page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 04-05